EXHIBIT 99.2

RADA ELECTRONIC INDUSTRIES IS AWARDED A CONTRACT FOR THE
UPGRADE AND PRODUCTION OF A UAV AVIONIC UNIT

Netanya, Israel, July 1, 2015 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA) announced today that it was awarded a contract from a leading Israeli defense contractor to upgrade a previously designed UAV (unmanned aerial vehicle) avionics unit and to supply additional production units. The total order value is $1.5 million with deliveries expected during the next 24 months.

During the last 10 years, UAV avionics have been one of the established areas of expertise at RADA, and the company is active in this market both in Israel and overseas.

For this new order, RADA will upgrade and modify the design of a previously developed unit, qualify the upgraded unit to the UAV environment and supply production units.

Zvi Alon, RADA’s CEO, commented: “This contract evidences the long-term recognition by a leading defense contractor of our avionics design and production capabilities, and we expect to maintain our presence in this advanced avionics market.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The company specializes in the development, production, and sale of tactical land radar systems for force and border protection, inertial navigation systems for air and land applications, and avionics systems and upgrades.

Contact Details:

RADA
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com